UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 5, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jazz Pharmaceuticals plc

File No. 1-33500 - CF#36165
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Jazz Pharmaceuticals plc submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

Based on representations by Jazz Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.5A	through March 27, 2021
Exhibit 4.5E	through March 27, 2021
Exhibit 10.66	through March 27, 2020
Exhibit 10.69	through March 27, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary